May 30, 2025

Karen Hartje
Chief Financial Officer
Sezzle Inc.
700 Nicollet Mall
Suite 640
Minneapolis, MN 55402

       Re: Sezzle Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41781
Dear Karen Hartje:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Seasonality, page 52

1. Please clarify whether the increased charge-offs that accompany higher seasonal volumes refers to higher rates or absolute amounts (i.e., proportional) of charge-offs.
Results of Operations
Total Revenues, page 56

2. Please quantify the extent to which changes in revenue are attributable to changes in price, volume, or the introduction of new products or services. Provision for Credit Losses, page 58

3. You disclose the provision for credit losses increased due to higher GMV compared to the prior year and changes to consumer underwriting. To the extent possible, please
 May 30, 2025
Page 2

       revise to quantify the impacts of each factor on results. You state the provision was
       20.3% and 14.6% of total revenue in 2024 and 2023, respectively. Tell us why you believe it is meaningful to compare the provision to total revenue rather to revenues derived from extending credit to consumers to which the provision pertains. Finally, tell us your consideration of whether these changes represent known trends or uncertainties that may unfavorably impact you results of operations, profitability, cash flows, and financial condition, or are reasonably likely to cause a material change in the relationship between costs and revenues. Refer to Item 303(b)(2)(ii) of Regulation
       S-K.
Report of Independent Registered Public Accounting Firm, page 65

4. After consulting with your auditors, please tell us your understanding of why they did not disclose a critical audit matter in their auditors' report for the consolidated financial statements for the year ended December 31, 2024, and ask them to modify their auditors' report to state there were no critical audit matters accordingly. Refer to paragraphs 11 through 17 of PCAOB Auditing Standard 3101.
Consolidated Statements of Operations and Comprehensive Income, page 67

5. Please tell us your basis for classifying interest expense as other income (expense)
       rather than an operating expense within operating income. In this regard, we note your disclosure on page 24 that you rely on credit from your lenders to support your business model (i.e., origination of consumer loans) and it appears that merchant fees are in effect an implied interest discount on loans (i.e., interest income).
Notes to the Consolidated Financial Statements
Note 1. Segments, page 75

6. Your accounting policy states significant expenses "reviewed" by the CODM
       "include" those that are presented in the consolidated statements of operations. The significant expense principal is based on expense information regularly provided to
       (or easily computed by) the CODM, whether the CODM reviews that information of not. Please tell us whether segment expense information regularly "provided" to the
       CODM consists only of the expense line items included on the statement of operations. If so, please revise your policy to state significant segment expenses provided to CODM "are" those presented on the statement of
       operations. If not, tell us your consideration of the requirements of ASC 280-10-50-
       26A and 55-15A.
Note 2. Total Revenues, page 77

7. Please describe for us the entities you refer to as partners and affiliates and from whom you earn interchange fees, promotional incentives, gateway fees, and marketing revenue. Please also revise to clarify the term "as they are earned" in reference to your recognition of interchange fees for loans purchased and promotional incentives. Please clarify for us the components of revenue that fall under the Scope
       of ASC 310.
 May 30, 2025
Page 3
Disaggregation of Total Revenue, page 78

8.     We note you quantify the following revenue amounts:

             In tabular form: transaction income, subscription revenue, and income from other services, delineated between amounts recognized under Topics 310 and 606; and
             In non-tabular form: the sum of merchant processing, interchange fees, and promotional incentives; the sum of consumer fees and On-Demand revenue; and
           late payment fees.

       Please consider enhancing your tabular disclosure to include these and other material sub-components of your three main categories for ease of reference for readers. Please also consider similar disclosure in MD&A.

       We note you earn revenue from merchants, partners, and consumers. Please tell us what consideration you have given to providing further disaggregation by type of customer. Refer to ASC 606-10-55-91.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services